

August 6, 2012

Via E-Mail
Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
901 S. Central Expressway
Richardson, TX 75080

> **Re:** **Fossil, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 3

1. On page 11, you list your licensed watch brands, and on page 12 indicate that these products accounted for 44.7% of net sales in 2011, "with certain individual licensed brands accounting for a significant portion" of sales. Please disclose the specific licenses that constituted a substantial portion of your sales, quantifying the impact of such licenses, as required by Item 101(c)(1)(iv) of Regulation S-K so that readers can appreciate the impact of the loss of such licensee, as applicable.

2. On page 15, you mention that you operate in over 120 countries and operate 22 foreign subsidiaries. Please provide financial information on the different geographic areas in

which you operate, as required by Item 101(d) of Regulation S-K. We note that you appear to provide some of this information on page 16, however, it does not appear that you provide all of this information, as applicable.

Item 1A. Risk Factors, page 24

3. The data on page 46 shows that approximately 27% of your revenues in fiscal year 2011 are attributable to your Europe wholesale division. Please add a risk discussing the current weakening of the European economy and its potential impact on your financial condition.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 38

4. You are a member of the Standard & Poor's 500 Stock Index. As such, you must use that index, in addition to or instead of the NASDAQ Global Select Market, as a basis of comparison in your Common Stock Performance Graph on page 39, as required by Item 201(e)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal Year 2011 Compared to Fiscal Year 2010, page 46

5. We note from the data on page 46 that approximately 27% of your revenues in fiscal year 2011 are derived from your Europe wholesale division. In accordance with Item 303(a)(3)(ii) of Regulation S-K, please discuss the current trends in the weakening European economy, and any resultant effects on your revenues or income.

6. Please tell us and quantify the impact, to the extent material, on revenues and expenses resulting from foreign currency translations of your subsidiaries during their re-measurements into US dollar. We note you derive approximately 50% of your revenues from foreign subsidiaries based on the footnote disclosure on page 92.

Liquidity and Capital Resources, page 53

7. Discuss your material commitments for capital expenditures, if any, and the source of funds needed to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K. For example, you discuss on page 7 your intent to open 70 to 75 additional stores in 2012.

Item 8. Consolidated Financial Statements and Supplementary Data, page 59

Consolidated Statements of Cash Flow, page 63

8. Please separately present the provision for bad debts as an adjustment to reconcile net income to net cash provided by operating activities.

Notes to Consolidated Financial Statements, page 64

7. Intangible and Other Assets, page 71

9. Please tell us and clarify in your disclosures the nature of key money deposit and its estimated useful lives for amortization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Mike L. Kovar